EXHIBIT 11

                               CELSION CORPORATION

                        COMPUTATION OF EARNINGS PER SHARE



                                                   Three Months Ended June 30,      Nine Months Ended June 30

                                                         1998            1997            1998             1997

Net (loss) income                                  (1,607,646)       (867,285)     (3,521,826)      (1,910,892)
Weighted average shares outstanding                36,609,733      26,495,072      33,952,060       26,007,435
Net (loss)income per common share                      ($0.04)         ($0.03)         ($0.10)          ($0.07)

* Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.



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